D/LFI –
Dreyfus Premier Balanced Fund
Dreyfus Premier Strategic Income Fund

D/LFT –
Dreyfus Premier International Bond Fund
Dreyfus Premier Managed Income Fund

PROPOSED RESOLUTION

RESOLVED, that the transactions engaged in by the Fund, pursuant to Rule 10f-3 under the Investment Company Act of 1940, as amended, hereby is determined to have been effected in compliance with the Procedures adopted by the Board with respect to such transactions.